MIDDLESEX WATER COMPANY

CODE OF CONDUCT

I.	PURPOSE AND OVERVIEW

Middlesex Water Company conducts its business with the highest of ethical standards of corporate leadership adhering to its stated values to DO RIGHT (Respect, Integrity, Growth, Honesty and Teamwork) by its employees, customers and shareholders. This Code of Conduct (“Code”) complements our Values and applies to all Directors, Officers and Employees of Middlesex Water Company and each of its subsidiary companies (hereinafter collectively “the Company”). In the conduct of Company business, all employees shall be guided by the detailed standards of professional behavior described in the Code.

It is impossible to foresee every instance of questionable conduct which might affect the Company and this Code may not address every legal or ethical dilemma employees of the Company may face. As such, Directors, Officers and Employees who are uncertain about any aspect of this Code, or who encounter a situation not addressed herein, should seek an interpretation or clarification from the Vice President, General Counsel & Secretary or seek counsel as otherwise set out in this Code of Conduct. The provisions contained herein shall be used as basic guiding standards of professional behavior.

This Code of Conduct supplements, but does not replace, other Company policies and practices.

II.	EQUAL EMPLOYMENT AND WORKING CONDITIONS

The Company is committed to providing equal opportunity in all aspects of employment and does not tolerate any illegal discrimination, harassment or retaliation of any kind. All employment practices and decisions, including those involving recruiting, hiring, transfers, promotions, training, compensation, benefits, discipline and termination, must be conducted without regard to age, sex, race, color, ancestry, religion, creed, citizenship status, disability, national origin, marital status, military status, sexual orientation, gender identity or any other protected status or activity, and must comply with all applicable laws. In addition, the Company will provide reasonable accommodation for disability and religion as required by law.

In addition, the Company prohibits harassing or discriminatory conduct in the workplace, whether based upon age, sex, race, color, ancestry, religion, creed, citizenship status, disability, national origin, marital status, military status, sexual orientation, gender identity or any other protected status or activity. This includes sexual harassment, regardless of whether it is committed by supervisory or non-supervisory employees.

Please refer to the Company’s Equal Employment Opportunities and Harassment Prevention Policies for more information.

III.	REPORTING VIOLATIONS

Directors, Officers and Employees are responsible for adhering to the standards in the Code and for reporting actual or perceived misconduct promptly after it comes to their attention. The Vice President, General Counsel & Secretary is responsible for interpreting specific facts and circumstances in relation to their applicability to the Code.

Unless a particular provision of the Code directs otherwise, if an employee is in doubt about the propriety of any action, he or she should discuss it first with their immediate supervisor. If this is not feasible based on circumstances, they should feel free to discuss it with any higher level of authority within the Company’s organization structure. At their discretion, they may also report their observations on the Company’s confidential Ethics Hotline. If reporting an observation to a Supervisor, Manager or Director-level managerial employee, such managerial employee is required to inform their departmental Vice President and the Vice President, General Counsel & Secretary of the reported conduct. Contact information for the Vice President, General Counsel & Secretary and the Ethics Hotline is below:

Jay L. Kooper

Vice President, General Counsel & Secretary

Address: 485C Route One South, Suite 400, Iselin, NJ 08830

Telephone: (732) 638-7506

E-Mail: jkooper@middlesexwater.com

Ethics Hotline: (732) 638-7508

The Ethics Hotline is a confidential reporting mechanism available to all employees for reporting possible illegal, unethical or otherwise improper conduct when communications to management through the Company’s organizational hierarchy by the reporting individual is believed to be infeasible, based on the individual facts and circumstances. The Ethics Hotline is only accessed by the Chair of the Audit Committee of the Board of Directors and any employee may make a report by leaving a voicemail on the following dedicated number: (732) 638-7508. Such voicemail message should provide a detailed description of the suspected violation. The Ethics Hotline procedures may be found on the Company’s Intranet website (“the Fountain”) or at the Company’s website at www.middlesexwater.com

Additionally, employees may report concerns regarding: 1) accounting, 2) internal accounting controls, 3) auditing, 4) federal securities or other matters of federal or state law or, 5) perceived ethical misconduct involving any of the Company’s employees. Such concerns may be communicated to the Chair of, or any member of, the Audit Committee through an envelope addressed to the Chair or member of the Audit Committee marked “CONFIDENTIAL” and provided to the office of the Vice President, General Counsel & Secretary, who shall directly forward the sealed envelope to the Audit Committee addressee.

Reports of potential misconduct may be made anonymously and confidentially, although individuals are encouraged to identify themselves to facilitate follow-up and investigation. Every effort will be made to protect the reporting individual’s identity. In some instances however, it may be impossible to keep the person’s identity confidential due to of the demands of conducting a thorough investigation or legal requirements.

IV.	NO RETALIATION

The Company, and applicable law, prohibit any form of retaliation for raising concerns or reporting possible misconduct in good faith. No employee will be subject to discrimination, harassment or retaliation of any kind for reporting misconduct the reporting employee believes in good faith to be in violation of the Code, any Company policy or applicable law.

V.	COMPLIANCE WITH LAWS

The Company strives to comply with all laws, regulations and Company policies. It is the personal responsibility of employees to adhere in good faith to the standards and restrictions imposed by those laws, regulations and Company policies. Although no employee is expected to know the details of all applicable laws and regulations, it is important for employees to have a general understanding of the specific laws and regulations that are relevant to their areas of responsibility in the Company. Employees should contact the Vice President, General Counsel & Secretary if they have questions about particular legal or regulatory requirements or what is permissible under the law or regulations.

VI.	FAIR DEALING AND INTEGRITY

Employees are responsible for the consequences of their actions. Employees are expected to treat one another in accordance with the Company’s stated Values. All employees are required to deal honestly, ethically and fairly at all times with their fellow employees, customers, suppliers, competitors, local communities and other third parties.

The Company seeks to obtain competitive advantages through superior performance, never through unethical or illegal business practices. Employees should not take advantage of any internal or external relationship through manipulation, exaggeration, concealment, misrepresentation, abuse of confidential or privileged information or like practices.

It is important that employees respect the property rights of others. Employees must not acquire, or seek to acquire, by improper means, a competitor’s trade secrets or other proprietary or confidential information.

A.	Dealings With Customers

The interests of our customers are fundamental to the Company Values. The Company’s reputation depends on the quality of services it delivers.

All employees have a duty to deal fairly and truthfully with customers through high quality service while still meeting the requirements of all laws, regulations and Company policies.

B.	Respecting The Privacy of Customers

The Company respects the privacy of its customers and is committed to protecting any personal information collected from them, whether such collection is required by law or necessary for furthering a legitimate business purpose. In that regard, the Company will follow data protection practices that are at a minimum in accordance with applicable laws and regulations when collecting, storing and using personal information and will not share or sell customers’ personal information to outside parties.

All Company employees have a duty to ensure that customers’ personal information, including billing and payment history, remains properly safeguarded. Customer information may be accessed, shared, discussed or otherwise used internally for legitimate business needs only. Any employee who accesses or uses such information for any purpose other than a legitimate business need is subject to disciplinary action up to and including termination.

The Company’s Privacy Policy at https://www.middlesexwater.com/privacy-policy/ is incorporated by reference in this Code of Conduct.

C.	Dealings With Vendors

The Company is committed to building ethically sound business partnerships with vendors. In doing so, it is critical that transactions be conducted with the highest standards of fair dealing and integrity and in accordance with applicable laws, regulations and Company policies and procedures.

To obtain the best overall result for the company as to quality and cost, the Company negotiates professionally and fairly. Working with vendors in this manner is critical to the Company’s business success.

All formal agreements with vendors must be properly reviewed, consistent with the Company’s Contract Review and Approval Policy, and then signed by an officer of the company or someone to whom that authority has been delegated as set forth in the Contract Review and Approval Policy. Once a contract or other form of agreement has been signed by all parties, it is the responsibility of the relevant Company designee to ensure the vendor meets its obligations.

All Company employees are required to be aware that part of any employee’s business activities may involve entering into commitments with suppliers, consultants, independent contractors or other external parties. It is important that all Company employees abide by the Company’s contracting policies. For example:

●	The Company will not enter into any agreements which violate applicable laws or regulations or compromise the Company’s ability to comply with laws and regulations.

●	Only employees properly authorized by the company may commit the Company to a contractual obligation.

●	Before they are signed, all agreements, letters of intent and memoranda of understanding must be reviewed per the Contract Review and Approval Policy. Undocumented or unauthorized agreements are not permitted.

During the vendor election process, employees should ensure the outside parties are reputable and qualified. Employees are encouraged to share this Code of Conduct with them. When managing agreements, it is important that Company employees properly document all relevant business activities to ensure Company records reflect the relevant transactions.

D.	Dealings With Competitors

The Company strives to compete in its markets professionally and fairly and to comply with all applicable antitrust and related competition laws.

The Company Board of Directors, Officers and other employees are responsible for conducting company business in a professional, legal and ethical manner. This includes how the Company obtains competitive information about industry markets and developments. Company Directors, Officers and other employees must always gather information about the Company’s industry and competitors in a lawful and ethical manner. Employees may review any information that has been released to the general public by a competitor. It is not acceptable to obtain nonpublic, confidential competitor information through illegal or unethical means; by misrepresentation; by requesting information from a competitor’s past or current employees, consultants, suppliers or customers; or by any other means inconsistent with the intent of the Code of Conduct. Employees should promptly contact the Vice President, General Counsel & Secretary if they receive or possess information that may be the confidential property of a competitor before the employee reviews, copies, distributes or otherwise uses the information.

The Company’s business development practices should reflect the Company’s commitment to integrity and fair dealing.

E.	Promoting Middlesex Water Company Products and Services

The Company’s advertisements, printed materials and promotional efforts must be fact-based and honest, and should not be unfair, deceptive, misleading or susceptible to misinterpretation by the public.

In addition, consistency in how the Company portrays its brand, how the Company tells its story and the visual assets used in Company communications on all platforms are all critical elements to building and protecting a successful brand. Employees should follow the established company policies and practices regarding any use of the Company brands, logos or nomenclature for materials representing the Company. These policies and practices can be found on the Company’s intranet, The Fountain, or by contacting the Vice President, Corporate Affairs.

F.	Adhering To Antitrust Laws

The Company is committed to fair dealing and open competition, and to complying with antitrust laws. These laws are complex, and serious civil and criminal penalties can be imposed for violations.

As a general rule, antitrust laws prohibit business conduct that weakens or destroys competition or that unreasonably restrains trade or commerce. This includes, but is not limited to, boycotting specific suppliers, illegally fixing prices and sharing markets.

When dealing with competitors, employees must never agree with them about: (1) what jobs to bid; (2) which suppliers to buy from or sell to; and (3) what markets to serve or how much they and the Company charge for products and services. Particular care should be exercised by employees who participate in industry or trade organization activities. Regarding these activities, never engage in discussions with competitors that would violate, or appear to violate, antitrust laws. If in doubt, ask the Vice President, General Counsel & Secretary for guidance. When dealing with customers or third parties, employees must be careful not to incorporate a condition of sale that would force them to buy another product or service from the Company.

VII.	GOVERNMENT RELATIONS

All Company dealings with government officials should be marked by honesty and professionalism.

If you are representing or lobbying on behalf of the Company on government matters, you should be thoroughly familiar with all applicable laws and regulations for dealing with governmental agencies and their officials. At a minimum, you must not:

●	improperly influence, or attempt to influence, public officials by offering gifts, gratuities or other promises of reward or benefit;

●	offer or accept bribes, kickbacks or payments in any form to directly or indirectly obtain preferential treatment;

●	intentionally submit incorrect, misleading or fraudulent information to public officials or government agencies; or

●	take any other action that places any government personnel in a position of compromise.

The Company may at any given time hold certain contracts with federal, state and local governments that require disclosure to the governmental entity in a timely manner credible evidence of a violation of criminal law involving fraud, conflict of interest, bribery, gratuity violations, violations of the federal civil False Claim Act or, a significant overpayment. If an employee believes he or she has evidence of such violations, the employee should immediately report it to the Vice President, General Counsel & Secretary.

Employees should conduct Company business in accordance with these standards and should avoid even the appearance of any impropriety when dealing with government officials.

With regard to political contributions, federal law and many state and local laws prohibit or otherwise regulate the use of corporate funds to contribute to those seeking or holding political office. Political contributions may therefore be made on behalf of the Company only if specifically authorized by the President and Chief Executive Officer following a review of a request by the Vice President, General Counsel & Secretary.

Bribes, kickbacks and similar unlawful payments to obtain business or preferential treatment, whether or not disguised as payments to third parties, are strictly forbidden. All agreements with lobbyists, political consultants and similar parties must be reviewed by, and contain terms specified by, the Vice President, General Counsel & Secretary.

VIII.	HANDLING SENSITIVE INFORMATION

Among the Company’s most valuable assets is information that is vital to business success. Examples include business plans; strategies; unpublished financial or pricing information; research and development opportunities; new product and service plans; personnel records; and customer and supplier lists.

While the Company encourages open and honest communication by management, there are times when it is necessary to protect information because it:

●	is commercially sensitive;
●	could jeopardize the security of Company facilities, employees or suppliers;
●	is nonpublic information that might be useful to competitors;
●	is confidential personal information;
●	would be harmful to the Company or its customers, employees or suppliers if disclosed; or
●	could cause distress or confusion if published out of context.

A.	Safeguarding Sensitive Information

Employees are responsible for safeguarding business information that is confidential or proprietary in nature. In addition, acceptance of sensitive information from others must also be handled appropriately and in the same manner as you would handle confidential Company information.

Sensitive information should never be disclosed to individuals, inside or outside the Company, without permission. To this end, employees should use extreme caution when discussing company business in public places. It is also important to properly store and dispose of confidential documents, for example, by keeping them in a locked filing cabinet or appropriately secured in electronic form on company-owned and maintained computer equipment.

Keep in mind that all employees are legally obligated to apply these rules and maintain confidentiality of information even if you retire or leave the company for any other reason. Employees should consult their supervisor or manager and departmental Vice President if they are unsure whether data is considered confidential before releasing any information, or if an employee becomes aware of confidential information that has been inadvertently or purposefully released. Where a supervisor or manager or departmental Vice President is unsure, he or she should consult with the Vice President, General Counsel & Secretary before releasing any information that may be considered confidential.

B.	Cooperating with Legal Proceedings and Investigations

The Company’s policy is to cooperate fully and promptly in the course of a lawsuit, legal proceeding, government investigation or regulatory audit. If an employee receives a work-related subpoena, is threatened with a lawsuit or is made aware of a government investigation, the employee should immediately contact his or her supervisor and the Vice President, General Counsel & Secretary before any action is taken.

In any event, employees should never, under any circumstances:

●	destroy, alter or hide Company documents, records, e-mails or electronically stored data in anticipation of a request for information from a government agency, court of law or adverse party in relation to an investigation or litigation;

●	lie, withhold information or make misleading or false statements to government investigators, auditors or others;

●	pressure others into lying, hiding information or making false or misleading statements to government or internal or external investigators or auditors; or

●	retaliate against any employee for cooperating in any investigation or audit.

If an employee is involved in a lawsuit or legal proceeding related to the Company, the employee is to avoid discussing it with anyone inside or outside the company without prior approval of the Vice President, General Counsel & Secretary.

IX.	VIOLATIONS OF LAW

A variety of laws apply to the Company and its operations, and some carry criminal penalties. These laws include banking regulations, securities laws, environmental protection laws, and state laws relating to duties owed by corporate directors and officers. Examples of criminal violations of the law include, but are not limited to: stealing, embezzling, misapplying corporate or bank funds, using threats, physical force or other unauthorized means to collect money; making a payment for an expressed purpose on the Company’s behalf to an individual who intends to use it for a different purpose; or making payments, whether corporate or personal, of cash or other items of value that are intended to influence the judgment or actions of political candidates, government officials or businesses in connection with any of the Company’s activities. The Company must, and will, report all suspected criminal violations to the appropriate authorities for possible prosecution.

X.	CONFLICTS OF INTEREST

A conflict of interest may arise when an individual’s own actions or interests interfere or appear to interfere with the interests of the Company. This includes the interests of an immediate family member or organizations with which an employee, or an immediate family member, has a relationship. Conflicts of interest also may arise when an individual, or a member of his or her immediate family, receives personal benefits, which a reasonable person would conclude are improper, as a result of the individual’s position in the Company.

Employees should avoid situations that involve, or appear to involve, a conflict between their own interests and the interests of the Company. Many conflicts or potential conflicts of interest may be resolved or avoided if they are appropriately disclosed and approved. In some instances, disclosure may not be sufficient and the Company may require that the conduct in question be stopped or that actions taken be reversed where possible.

Employees should disclose conflicts, or potential conflicts, of interest to a Supervisor, Manager or Director-level employee, who will contact the Vice President, General Counsel & Secretary for guidance. Alternatively, employees can contact the Vice President, General Counsel & Secretary directly. Officers should contact the Vice President, General Counsel & Secretary or the Chair of the Audit Committee of the Board of Directors.

Employees with questions with respect to situations that may involve a potential conflict of interest should discuss such questions with the Vice President, General Counsel & Secretary.

Examples of circumstances that may create a conflict of interest are provided below. These examples are illustrative only and are not meant to be all-inclusive.

A.	Gifts and Business Courtesies

The Company recognizes that it is common practice to exchange gifts and business courtesies with customers, business associates and others to create goodwill and a productive working relationships. However, actions taken on behalf of the Company should be free from any suggestion that favorable treatment was sought by, received from, or given to, individuals or organizations that do business or seek to do business with the Company. Employees may not solicit or accept gifts or business courtesies, including money, services, discounts or anything else of value when doing so may influence, or be perceived as influencing, a decision or action. Similarly, employees may not offer or give gifts or business courtesies, money, services or anything else of value when doing so may influence, or be perceived as influencing, a decision or action. Immediate family members of employees are subject to the same policy.

Employees may not accept or give non-cash gifts to anyone with whom the Company does business, unless that gift is promotional in nature and nominal in value. Gifts of nominal value are those that do not exceed $150. Cash gifts or the equivalent such as gift cards are never permitted.

Business courtesies include, but are not limited to: meals, drinks, entertainment (including tickets and/or travel to sports or social events), recreation, transportation, honoraria or use of the donor’s time, equipment, materials, or facilities. Employees may accept or give a business courtesy if it is:

●	Appropriate (the event promotes a legitimate business purpose);
●	Reasonable (the invitation is for a meal or event that is not lavish, meaning that it does not exceed $150); and
●	Consistent with the ethical practices of the Company.

Employees should avoid a pattern of accepting frequent business courtesies from the same persons or entities.

Additionally, many organizations have their own policies on giving and accepting gifts and business courtesies. Employees should not offer a gift or business courtesy to another person if the employee knows that doing so would violate policies at the recipient’s organization. If the employee does not know if a gift would be a violation of policies, the employee should ask before providing the gift or business courtesy.

Employees with questions about accepting business courtesies should talk to their managers and the Vice President, General Counsel & Secretary.

B.	Outside Activities

The Company understands that employees participate in a variety of activities outside their work at the Company. Many outside activities, such as volunteering for a charity or participating in a community organization, are unlikely to affect an individual’s work at the Company. In addition, the Company respects the right of all employees to peacefully assemble, to form and join an association to represent their interests as employees or as individuals, and to bargain collectively or individually. At the same time, employees should be sensitive to the possibility that participating in outside activities could create a conflict of interest. Examples of outside activities that could create a conflict of interest include:

●	Being employed by, or having an immediate family member who is employed by, or acting as a consultant to, a current or potential competitor, supplier or contractor, regardless of the nature of the employment;
●	Serving as a board member at an outside commercial company or organization;
●	Providing goods or services to a competitor or business partner of the Company;
●	Having a financial interest in an outside supplier or vendor that provides goods or services to the Company; and
●	Hiring or supervising immediate family members, or other individuals with whom an employee has a close personal relationship.

C.	Financial Interests

The Company respects the right of employees to manage their investments and does not wish to interfere with personal financial management. However, obtaining a financial or personal gain from a transaction involving the Company, or having certain personal financial interests or engaging in certain transactions, could create a conflict of interest. Examples of financial interests and transactions that could create a conflict of interest include:

●	Owning, or having a substantial personal financial interest in, either a competitor or a business partner of the Company (other than an interest of less than 1% of the outstanding securities of a public company);
●	Placing Company business with a firm owned or controlled by an employee or an employee’s immediate family member; and
●	Borrowing from, or lending cash to, customers or suppliers (other than personal loans from financial institutions with which the Company maintains business relationships).

D.	Corporate Opportunities

Employees should not take, for themselves or others, business opportunities that are discovered through the use of Company property, Company information or through their position with the Company. Employees are prohibited from using Company property, information or position for personal gain and from competing with the Company.

XI.	PROPER USE OF ASSETS

It is the personal responsibility of all employees to safeguard both the tangible and intangible assets of the Company, its customers and vendors. Company assets must only be used for legitimate business purposes and may not be used for personal benefit or for any purpose which may compete with the business of the Company. These assets include physical property, services, business plans, customer information, employee information, vendor information, electronic resources and intellectual property. Intellectual property includes patents, copyrights, trademarks and confidential and proprietary business information. Employees are not to engage in unauthorized use, copying, distribution or alteration of software or other intellectual property.

The Company allows its employees to make inconsequential, non-business use of certain of its resources (such as use of Company phones to receive or make limited personal phone calls), as long as this use complies with legal and ethical requirements and with all applicable Company policies. Personal use of a company-owned vehicle is allowed in certain circumstances where such use is for the convenience of the employer or is part of an overall compensation package. Employees are expected to use good judgment and act in a professional manner when using these resources.

XII.	COMPANY INFORMATION SYSTEMS

The Company’s information systems, including communications systems, e-mail, voice mail, and intranet, extranet and internet access systems are the Company’s property and generally must be used only for business activities. Inconsequential, non-business use is permissible as long as this use does not consume more than a trivial amount of resources, does not interfere with productivity, does not preempt any business activity, does not impose a security risk, is otherwise appropriate and reasonable and complies with legal and ethical requirements and with all applicable Company policies.

Employees may not use the Company’s information systems to create, access, view, post, store, transmit, download, print, solicit or distribute any materials that are illegal, profane, obscene, derogatory, harassing, threatening, abusive, sexually explicit or otherwise offensive or inappropriate. Additionally, no employee may use these systems to send Company information or copyrighted documents that are not authorized for transmittal or reproduction.

In order to protect the interests of the Company network and its employees, the Company reserves the right to monitor or review all data and information contained on an employee’s Company-issued computer or electronic device, the use of the Internet or the Company’s intranet.

XIII.	CONFIDENTIAL INFORMATION

Employees are expected to maintain the confidentiality of information that comes to them, from whatever source, during the course of performing their responsibilities for the Company, unless disclosure is required by law, regulation or legal or judicial process. This includes information about the Company and information about third parties such as current or prospective employees, customers, insureds, agents, claimants, suppliers, vendors and current or prospective business partners. Confidential information includes, but is not limited to, non-public business, financial and technical information, proprietary information, employee records, legal advice and system information. If employees are uncertain about whether information is confidential, they should treat the information as confidential until further guidance is obtained.

Company and third party confidential information should be used only for legitimate business purposes, and dissemination of the information (both inside and outside the Company) should be limited to those who have a need to know the information for legitimate business purposes. Any suspected or actual loss, theft or misuse of confidential information should be immediately reported to a supervisor, manager, Vice President, Human Resources or the Vice President, General Counsel & Secretary.

Employees should take precautionary measures to prevent the disclosure of confidential information. Upon termination of an individual’s employment or affiliation with the Company, they will be directed to return or destroy all written or other materials in any form or medium containing confidential information. The obligation to protect confidential information continues even after the relationship with the Company ends. Similarly, employees have an obligation to protect confidential information gained from past employment or fiduciary relationships with other companies.

XIV.	INSIDER TRADING

Federal and state laws prohibit buying, selling or making other transfers of securities by persons who have material nonpublic information about a company. Even if not shareholders, these laws prohibit persons with this information from disclosing it to others who may trade. “Material information” generally means information that there is a likelihood a reasonable investor would consider important in deciding whether to buy, hold or sell securities. “Nonpublic information” is information that is not generally known or available to the public. Insider trading is a crime punishable by civil penalties, criminal fines and prison. Companies may also face civil penalties for insider trading violations by their employees and other agents.

Employees may not trade in the securities of any company when they are aware of material nonpublic information about that company. This policy against “insider trading” applies to trading in Company securities, as well as to trading in the securities of other companies, such as the Company’s customers, distributors, suppliers and companies with which the Company may be negotiating a major transaction. In addition, employees may not convey material nonpublic information about the Company or another company to others, or suggest that anyone purchase or sell any company’s securities while they are aware of material nonpublic information about that company. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to engaging in insider trading directly, even if the employee does not receive any money or derive any benefit from trades made by persons to whom the employee passed material nonpublic information.

See the Company’s Insider Trading Policy for more information.

XV.	MAINTAINING BOOKS AND RECORDS AND PUBLIC REPORTING

Employees are expected to maintain books and records in appropriate detail to reflect the Company’s transactions accurately, fairly and completely. The Company’s policy of accurate, fair and complete recordkeeping applies to all Company records. Documentation relating to a transaction should fully and accurately describe the nature of the transaction.

As a public company, the Company files financial statements and other information with the U.S. Securities and Exchange Commission (“SEC”). Employees are responsible for the accurate and complete reporting of financial information within their respective areas of responsibility and for the timely notification to senior management of financial and non-financial information that may be material to the Company. Reports and other documents that the Company files with or submits to the SEC, and other public communications, should contain full, fair, accurate, timely and understandable disclosure.

XVI.	EXTERNAL COMMUNICATIONS

The Company strives to maintain open, honest and consistent communications. In order to facilitate the accuracy and appropriateness of all information publicly disclosed, only authorized individuals are permitted to respond to inquiries from the media, shareholders, the investment community (such as securities analysts and investment advisors) and government entities. If an employee is contacted by a member of the media, a shareholder or a member of the investment community, the employee should decline to comment and should immediately refer all inquiries to the Vice President, Corporate Affairs. Inquiries from a municipal local government (Mayors or their assigned representatives) should be immediately referred to the Manager, Director and/or Superintendent whose area of responsibility includes provision of service the municipality and/or its customers located therein. Where appropriate, said inquiries should be elevated to the Vice President, Corporate Affairs (if New Jersey) or the subsidiary company President (outside of New Jersey). Inquiries from government regulatory entities should be referred to the Vice President, General Counsel & Secretary.

The Company has adopted this policy in part to promote compliance with Regulation FD (Fair Disclosure). Regulation FD is a rule under the federal securities laws that prohibits companies from disclosing material nonpublic information to shareholders where it is reasonable to expect that they will trade on the information, and to the investment community without also disclosing the information to the public. To promote compliance with Regulation FD, the Company permits only designated spokespersons to discuss the Company with the media, shareholders and the investment community.

XVII.	HEALTH AND SAFETY

The Company considers the health and safety of all employees as matters of highest priority. The Company is committed to conducting our business in a safe and environmentally sound manner and to adhering strictly to all environmental and safety laws that apply to our operations. Violation of environmental and safety laws can result in injuries, subject a company to significant fines, and subject employees to fines and imprisonment.

All employees have a duty to perform their jobs consistent with any environmental and safety training they have received. Each supervisory employee must ensure that operations comply with federal Occupational Safety and Health Administration laws and regulations, the Safe Drinking Water Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Clean Air Act, the Toxic Substance Control Act and various other laws and regulations. Written reports required to be filed with governmental agencies within specified time periods and/or upon the occurrence of certain events must be accurate and filed in a timely manner.

In keeping with the Company’s commitment to provide a safe workplace for employees, violent behavior and threats of violence will not be tolerated. They will be treated as willful misconduct of the most serious magnitude, and any employee who engages in such conduct will be subject to disciplinary action up to and including termination. Law enforcement agencies may be notified if there is a suspicion that an employee is engaging in, or threatening to engage in, violent activities on Company premises or while conducting Company business. For the protection of all, if any employee witnesses another employee engaging in violent behavior or making threats of violence, or suspects that another employee has possession of firearms, other weapons or explosives on Company property or while on Company business, the employee should immediately contact their supervisor and the Vice President, Human Resources.

The ability to perform one’s work is compromised by the use of illegal drugs and/or alcohol. To succeed in maintaining a high level of productivity and a safe work environment, all employees are expected to report for work in a condition to properly fulfill their assigned responsibilities. Employees may not, under any circumstances, use, sell, buy, distribute or possess illegal drugs, or consume alcohol during working hours (except as stated below) or on Company property, including Company vehicles and job sites. In no event shall any employee work while under the influence of illegal drugs, recreational marijuana or alcohol. The Company may also inform the police or drug enforcement agencies if there is suspicion that illegal drugs are being sold, bought, possessed, used or distributed on Company premises or while conducting company business.

While the Company recognizes that an employee may consume alcohol in the course of Company social or marketing activities or at other off-site functions that may be work-related, employees are expected to exercise moderation and good judgment. Under no circumstances should an employee drive to or from any company event or other work-related activity while under the influence of alcohol or otherwise in violation of the law.

Please refer to the Company’s additional policies covering health and safety for more information.

XVIII.	PERSONAL POLITICAL AND CIVIC ACTIVITIES

The Company encourages employees to be active in the civic life of their communities and the communities our company serves. When employees speak out on public issues, they should make sure to do so as an individual. Employees should not give the appearance that they are speaking or acting on the Company’s behalf. The Company will not reimburse employees for any personal political contributions made by the employee. In addition, employees should recognize that their work time or use of Company assets is the equivalent of such a contribution. In addition, no employee may use the influence of his or her position with the Company to persuade another employee to work for, or make a personal contribution to, a party candidate or political action committee.

Laws and regulations regarding federal and state political activities are complex. If you have any questions, please seek guidance from the Vice President, General Counsel & Secretary.

XIX.	INVESTIGATING AND ADDRESSING POTENTIAL MISCONDUCT

The Company will treat each report of potential misconduct seriously. Upon receiving a report, the Company will promptly review the report and conduct a thorough investigation.

When a report is received, with the exception of those submitted anonymously, the reporting individual will receive a confirmation of receipt, and another notification when the investigation is closed. It is the obligation of all employees to cooperate with an investigation, and employees are encouraged to provide all known facts and as many details as possible to assist with the investigation. No employee will be subject to discrimination, harassment or retaliation of any kind for assisting in an investigation of a report.

The Company views the business ethics of its employees as a critically-important matter. The desire to achieve Company or personal objectives will not excuse wrongful activity, conflicts of interest or deviation from Company policies. Violations of the Code will result in appropriate disciplinary action, up to and including termination.

XX.	WAIVERS

Waivers of certain provisions of the Code of Conduct may be granted only in specific exceptional circumstances. Employees who believe that a situation may warrant a waiver should contact the Vice President, General Counsel & Secretary. Any waivers of provisions of the Code for Directors and Officers of the Company will be made via request to, and approved only by, the Board of Directors of the Company or a committee of the Board of Directors, and will be disclosed in accordance with applicable law.

XXI.	NO EMPLOYMENT CONTRACT

This document is not an employment contract between the Company and any of its employees and does not alter the Company’s current employment relationship with any employee.

XXII.	CERTIFICATION OBLIGATIONS

All employees will be required to certify at the time they are hired that they have read, understand and agree to comply with this Code of Conduct. Each year, all Directors, Officers and Employees will certify that they have read and complied with this Code of Conduct and that they do not have personal knowledge of violations by others.

XXIII.	CODE OF BUSINESS CONDUCT AND ETHICS FOR THE MEMBERS OF THE BOARD OF DIRECTORS

A.	Purpose and Overview

Middlesex Water Company (the “Company”) is committed to conducting its business in accordance with the highest ethical standards of corporate leadership and citizenship. As part of its commitment to the highest ethical standards, the Board of Directors (the “Board”) of the Company has adopted the following Code of Business Conduct and Ethics (the “Code”) for Directors of the Company. This Code is intended to focus the Board and each Director on areas of ethical risk, provide guidance to Directors to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help foster a culture of honesty and accountability. Each Director must comply with the letter and spirit of this Code. No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding standards for Directors. Directors are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Vice President, General Counsel & Secretary and the Chair of the Corporate Governance and Nominating Committee as appropriate.

B.	Director Responsibilities

The Board represents the interests of stockholders, as owners of a corporation, in optimizing long-term value by overseeing management performance on the stockholders’ behalf. The Board’s responsibilities in performing this oversight function include a duty of care and a duty of loyalty.

A Director’s duty of care refers to the responsibility to exercise appropriate diligence in overseeing the management of the Company, making decisions and taking other actions. In meeting the duty of care, Directors are expected to:

●	Attend and participate in board and committee meetings. Personal participation is required. Directors may not vote or participate by proxy.

●	Remain properly informed about the corporation’s business and affairs. Directors should review and devote appropriate time to studying board materials.

●	Rely on others. Absent knowledge that makes reliance unwarranted, Directors may rely on board committees, management, employees, and professional advisors.

●	Make inquiries. Directors should make inquiries about potential problems that come to their attention and follow up until they are reasonably satisfied that management is addressing them appropriately.

A Director’s duty of loyalty refers to the responsibility to act in good faith and in the best interests of the corporation and its stockholders, not the interests of the Director, a family member or an organization with which the Director is affiliated. Directors should not use their positions for personal gain. The duty of loyalty may be relevant in cases of conflict of interest (section C below), and corporate opportunities (section D below).

C.	Conflict of Interest

Directors should avoid conflicts of interest between the Director and the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Chair of the Corporate Governance and Nominating Committee.

A “conflict of interest” can occur when a Director’s personal or business interests are adverse to – or may appear to be adverse to – the interests of the Company as a whole. A Director’s personal or business interests include the interests of an immediate family member or an organization with which a Director or an immediate family member has a significant relationship. Conflicts of interest also arise when a Director, or a Director’s immediate family member, receives improper personal benefits as a result of his or her position as a director of the Company. A Director’s “immediate family members” include any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and any person (other than a tenant or employee) sharing the director’s household.

This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which directors must refrain, however, are set out below.

●	Relationship of Company with third-parties. Directors may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

●	Gifts. Directors and their immediate family members may not accept gifts from persons or entities who deal with the Company in those cases where any such gift is being made in order to influence a Director’s actions as a member of the Board, or where acceptance of a gift could create the appearance of a conflict of interest.

●	Personal use of Company assets. Directors may not use Company assets, labor or information for personal use unless approved by the Chair of the Corporate Governance and Nominating Committee or as part of a compensation or expense reimbursement program available to all Directors.

●	Personal relationships. The Company has a zero tolerance policy for personal relationships involving any Director and/or any Officer or employee of the Company or its affiliates. For purposes of this Code, a “personal relationship” is a close personal and/or romantic/sexual relationship.

D.	Director Service on Other Company Boards

Serving on the Company’s Board requires significant time and attention. Directors are expected to spend the time needed and meet as often as necessary to discharge their responsibilities properly. A Director who also serves as the Chief Executive Officer of the Company should not serve on more than one board of other companies in addition to the Company’s Board. Directors other than the Chief Executive Officer of the Company should not serve on more than two boards of other companies in addition to the Company’s Board.

E.	Corporate Opportunities

Directors are prohibited from: (a) taking for themselves personally, opportunities related to the Company’s business; (b) using the Company’s property, information, or position for personal gain; or (c) competing with the Company for business opportunities, provided, however, if the Company’s independent Directors determine that the Company will not pursue an opportunity that relates to the Company’s business, a Director may do so.

F.	Confidentiality

Directors must protect and hold confidential all non-public information that comes to them, from whatever source, in their capacity as a Director, except when disclosure is authorized by the Board or legally mandated. Accordingly, Directors may not: (a) use confidential information for their own personal benefit or to benefit persons or entities outside the Company; or (b) disclose confidential information outside the Company, either during or after their service as Directors, except with express or implied permission of the Board or as may be otherwise required by law.

For purposes of this Code, “confidential information” includes all non-public information entrusted to or obtained by a Director by reason of his or her position as a Director of the Company, whether the information relates to the Company or a third party. Confidential information includes, but is not limited to, non-public information that might be of use to competitors or harmful to the Company or its customers if disclosed, such as non-public information about:

●	the Company’s financial condition, prospects or plans; or (b) mergers and acquisitions, divestitures or stock splits;

●	possible transactions with other companies that the Company is under an obligation to keep confidential;

●	the Company’s customers or suppliers that the Company is under an obligation to keep confidential; and

●	discussions and deliberations relating to business issues and decisions that take place between and among Directors, Officers and employees.

G.	Compliance with Laws. Rules and Regulations

Directors shall comply with all laws, rules and regulations applicable to the Company, and oversee such compliance by Officers and other Directors as would be reasonably expected in exercising their duty of care.

H.	Encouraging Reporting of Any Illegal or Unethical Behavior

Directors should promote ethical behavior and take steps to see that the Company: (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to report violations of laws, rules, regulations or the Company’s Code of Conduct for employees to appropriate personnel; and (c) informs employees that the Company will not allow retaliation for reports made in good faith.

I.	Compliance Procedures and Waivers

Directors should communicate any suspected violations of this Code promptly to the Chair of the Corporate Governance and Nominating Committee. Violations will be investigated by the Board or by a person or persons designated by the Board and appropriate action will be taken in the event of any violations of the Code.

Any requested waivers of this Code, as such requests apply to a Director, may only be granted by the Board or the Corporate Governance and Nominating Committee after disclosure of all material facts by the Director seeking the waiver. Waivers will only be granted in exigent circumstances and will be disclosed promptly to stockholders where such waiver is determined by the Board or the Corporate Governance and Nominating Committee to be material in nature.

XXIV.	SUPPLIER CODE OF CONDUCT

A.	Purpose and Overview

Middlesex Water Company and its subsidiary companies (hereinafter collectively “the Company”) is committed to an open, transparent and high integrity workplace. Acting with integrity is critical to how the Company does business. As a result, we require our business partners to share this commitment to ethical business practices and to adhere to this Code of Conduct. This Supplier Code of Conduct demonstrates the Company’s respect for its partners, for human rights, the environment and treating all workers with dignity, and it explains our expectations for all our business partners to do the same.

B.	Ethical Business Conduct

Middlesex Water Company is committed to conducting business ethically and lawfully. The Company expects its Suppliers to comply with all applicable laws and regulations of the countries where they conduct business and to conduct business responsibly, with integrity, honesty, and transparency.

Gifts, Bribes and Kickbacks. The Company will not tolerate any form of corruption. Bribes, kickbacks, illegal payments and any items of value offered to inappropriately influence business decisions or gain an unfair advantage are strictly prohibited. Suppliers must comply with all anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (FCPA). Company employees may only accept modest gifts, ordinary business meals, ordinary hospitality, and modest entertainment from Suppliers. Gifts of cash or cash equivalents, such as gift cards, are never allowed. Company employees may not give or receive a gift or entertainment from a Supplier that is actively competing in a selection process.

Confidential Information. When handling competitive data, proprietary information or other intellectual property, Suppliers will act lawfully and with integrity. Suppliers must take all reasonable and necessary precautions to safeguard the Company’s information to which it has access.

Fair Competition. Suppliers will comply with all applicable antitrust, competition and public procurement laws and laws regarding accurate and truthful marketing. Suppliers may not enter into arrangements that unlawfully restrain competition, such as agreements to improperly exchange competitive information, price fixing, bid rig, or improperly divide markets.

Conflict Minerals. Suppliers are expected to ensure that goods and services provided to the Company comply with all relevant regulations, including exercising due diligence investigating the source of minerals used which may be defined as a conflict mineral and declare its use if required.

C.	Health and Safety

Products and Services. The Company expects Suppliers to provide products and services that meet applicable health and safety laws and regulations. Suppliers must also comply with applicable Company requirements regarding health and safety. The Company expects Suppliers to perform operations in a safe manner which prevents incidents, injuries, or illness.

Working Conditions. Supplier shall provide employees with safe and healthy working conditions. At a minimum, employees will have potable drinking water, clean restrooms, adequate ventilation, appropriately lit workstations, fire exits and essential safety equipment, an emergency aid kit, access to emergency medical care, adequate safety training, and proper protective equipment. The Supplier’s facilities are to be constructed and maintained in accordance with applicable law.

Fitness for Duty. Suppliers must have a process to determine whether members of the workforce are able to safely perform the essential physical and cognitive requirements of their job without risk to self, others or the environment and without impairment from drugs, alcohol, or fatigue. The Company expects Suppliers to maintain a workplace free from alcohol and illegal drugs.

D.	Environmental Standards

The Company strives to do business with Suppliers who share our commitment to preserving the environment. Suppliers will conduct their business in an environmentally conscious manner and in accordance with applicable law. Suppliers shall take reasonable steps to protect the environment and to provide for the health and safety of employees and the communities in which facilities are operated. Suppliers will take prudent steps to minimize solid waste by reducing, reusing, and recycling materials; encourage conservation of resources and energy; provide training and education for employees, as appropriate; and support efforts to establish and implement policies that also protect the environment.

E.	Human Rights and Fair Treatment

Suppliers are expected to treat people with dignity and respect, encourage diversity, promote equal opportunity for all and help create an inclusive and ethical culture. The Company expects Suppliers to treat employees fairly and honestly, including complying with applicable laws regarding working hours, wages, overtime pay and benefits. In addition, the Company expects Suppliers to treat the Company’s customers with courtesy, professionalism and respect when interacting with the customers as agents of the Company.

Anti-Discrimination and Anti-Harassment. The Company does not tolerate discrimination or harassment in the workplace. Discrimination or harassment of any kind based on personal characteristics such as age, gender, race, ethnic background, sexual orientation, gender identity, national origin, religious beliefs, or any other characteristic protected by law is inconsistent with the Company’s values and is strictly prohibited. Supplier’s employees will not be subject to any form of unethical treatment, threats of violence, or other forms of physical, mental, or sexual harassment.

Child Labor. Child labor is strictly prohibited. Suppliers will adhere to the minimum legal employment age defined by national law or regulation and comply with relevant International Labor Organization (ILO) standards. Suppliers will never require or permit children to perform work that exposes them to undue physical risks that can cause physical, mental or emotional harm or improperly interfere with their schooling (except as may be permitted under apprenticeship or similar programs in which the minor is lawfully participating).

Forced Labor, Slave Labor, Human Trafficking. Suppliers will not use involuntary or forced labor, whether indentured, bonded, prison or otherwise. Suppliers will not confiscate or withhold worker identity documents or other valuable items, including passports, work permits and travel documentation. Suppliers will not keep workers’ personal documents for any reason including without limitation to bind them to employment or to restrict their freedom of movement.

Schedules and Compensation. Suppliers’ employees will work in compliance with all applicable laws pertaining to the number of hours and days worked. Employees will be provided with reasonable daily and weekly work schedules, and adequate allowance will be made for time off from work. Employees will be compensated fairly and provided with wages and benefits that comply with law, including appropriate compensation for overtime work and other premium pay situations required by applicable law.

Supplier Diversity. The Company seeks to positively impact the economic growth of the diverse business community. Suppliers are encouraged to utilize qualified diverse-owned businesses in support of the business that it conducts with the Company. Suppliers may be required to report their diverse supplier utilization performance to the Company on a prescribed basis.

F.	Management Procedures

Suppliers are expected to support compliance with this Code by having management systems in place to support compliance with laws, regulations and expectations. Suppliers are encouraged to implement their own written code of conduct and to provide their employees adequate avenues of raising issues or concerns without fear of retaliation.

Applicability. This Supplier Code of Conduct applies to all business partners: suppliers, vendors, contractors, consultants, agents and other providers of goods or services who wish to conduct business with the Company (Suppliers). The Company expects all our Suppliers to engage in responsible supply chain practices. This Code of Conduct is in addition to the Supplier’s obligations to the Company as set forth in any written agreement between the Company and the Supplier. If there is a conflict between this Code of Conduct and the agreement in question, the agreement will control; however, no such agreement may reduce or eliminate the Supplier’s obligations as set forth in this Supplier Code of Conduct.

Disclosure. Suppliers must be capable of disclosing potential sources of primary origin associated with the products or services provided to the Company. The Company reserves the right to ask its Suppliers for supply chain mapping back to the origin to facilitate an assessment of upstream supply chain compliance. If Suppliers do not have this capability today, the Company expects Suppliers to share their plans in this regard.

Supply Chain. Suppliers are responsible for ensuring compliance with this Code of Conduct by all its suppliers that provide materials or services in the manufacture, processing and/or production of products or services that are provided to the Company. The Company expects Suppliers to apply similar standards to their own suppliers and subcontractors by communicating the expectations contained in this Code of Conduct and holding them accountable.

Monitoring and Audits. The Company may request that Suppliers conduct, or hire a third party to conduct, audits to monitor Supplier’s compliance with this Code. The Company reserves the right to terminate its relationship with any Supplier that fails to comply with the standards set forth in this Code.

Reporting Potential Misconduct. If a Supplier believes that a Company employee or someone acting on the Company’s behalf has engaged in illegal or otherwise improper conduct, the Supplier should immediately report this concern by contacting the Company’s Ethics Hotline at (732) 638-7508. A Supplier’s relationship with the Company will not be affected by a good faith report of potential misconduct.

Approved:   August 20, 2021